Exhibit 99.2

Brookfield Infrastructure CORPORATION

REPORT OF VOTING RESULTS

Annual Meeting of Shareholders
June 14, 2023

National Instrument 51-102 – Section 11.3 (Canada)

The Annual Meeting of Shareholders of Brookfield Infrastructure Corporation (the “Corporation”) was held on Wednesday, June 14, 2023 at 9:00 a.m. (New York time) in a virtual meeting format (the “Meeting”). At the Meeting, shareholders holding 72,215,091 class A exchangeable subordinate voting shares (“Exchangeable Shares”), representing 65.29% of the Corporation’s 110,614,288 issued and outstanding Exchangeable Shares on the record date for the Meeting, and two class B multiple voting shares (“Class B Shares”), representing 100% of the Corporation’s issued and outstanding Class B Shares on the record date for the Meeting, were represented in person or by proxy.

In accordance with the Corporation’s articles, each Exchangeable Share was entitled to one vote per share, representing a 25% voting interest in the Corporation in the aggregate, and the Class B Shares were entitled to a total of 331,842,864 votes in the aggregate, representing a 75% voting interest in the Corporation.

The following is a summary of the votes cast by holders of the Exchangeable Shares and Class B Shares represented at the Meeting, voting together as a single class.

Election of Directors

All of the eight nominees proposed by management for election to the Board of Directors of the Corporation were nominated and elected at the Meeting. As indicated below, each director elected at the Meeting also received a majority of the proxy votes cast for and withheld from voting for the individual director.

Director Nominee	Votes For	%	Votes Withheld	%
Jeffrey Blidner	374,689,645	93.87%	24,483,888	6.13%
William Cox	398,505,743	99.83%	667,790	0.17%
Roslyn Kelly	398,872,089	99.92%	301,444	0.08%
John Mullen	394,866,507	98.92%	4,307,026	1.08%
Daniel Muñiz Quintanilla	396,233,443	99.26%	2,940,090	0.74%
Suzanne Nimocks	397,267,096	99.52%	1,906,437	0.48%
Anne Schaumburg	395,014,111	98.96%	4,159,422	1.04%
Rajeev Vasudeva	396,237,945	99.26%	2,935,588	0.74%

Appointment of Auditors

The resolution to reappoint Deloitte LLP as the external auditor of the Corporation and to authorize the directors to set the remuneration to be paid to the external auditor was approved by the majority of both the holders of Exchangeable Shares and Class B Shares, voting together as a single class.

Votes For	%	Votes Withheld	%
403,957,864	99.98%	99,654	0.02%

Other Business

There were no other matters coming before the Meeting that required a vote by either the holders of Exchangeable Shares or Class B Shares.

BROOKFIELD INFRASTRUCTURE CORPORATION

By:	/s/ Michael Ryan
	Name:	Michael Ryan
	Title:	General Counsel and Corporate Secretary

Dated: June 14, 2023